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                                                                      EXHIBIT 99

                                 RISK FACTORS

     From time to time the Company has made, and may in the future make, forward-looking statements, based on its then-current expectations, including statements made in Securities and Exchange Commission filings, in press releases and oral statements. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties, and actual results could differ materially from those expressed or implied in the forward-looking statements for a variety of reasons. These reasons include, but are not limited to, factors outlined below. The Company does not undertake to update or revise its forward-looking statements publicly even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Our prospects are difficult to evaluate because most of our revenues prior to January 1998 resulted from a business strategy we are no longer pursuing.

     Although we have sold integrated telecommunications services for over 15 years, we only began offering local services under our own brand name in January 1998. We sold local telephone services as an agent for Bell Atlantic until December 1997. Because at that time we terminated our agency relationship with Bell Atlantic, we no longer receive agency revenues. Therefore, we can only provide you limited historical operating and financial information about our current business strategy for you to evaluate.

We expect to incur negative cash flows and operating losses for a significant period of time.

     For the fiscal year ended March 31, 1999, we incurred operating losses of approximately $48.6 million, net losses of approximately $52.0 million and negative cash flow from operating and investing activities of approximately $39.5 million. Our expenses have increased significantly, and we expect our expenses to continue to increase as we deploy our network and implement our business plan. Accordingly, we expect to incur significant operating losses, net losses and negative cash flow during the next several years. We cannot assure you that we will achieve and sustain profitability or positive net cash flow.

We cannot assure you that we will successfully execute our strategy.

     If we fail to execute our strategy in a timely or effective manner we may be unable to successfully compete in our markets. Our business strategy is complex and requires that we successfully complete many tasks, a number of which we must complete simultaneously, including:

 .    deploying, operating and maintaining our network;

 .    attracting and retaining customers, management and key employees;

 .    expanding our sales presence in existing and new markets;

 .    developing and providing enhanced data services; and

 .    ultimately, incorporating local dial tone into our network.

     If we are unable to effectively implement or coordinate the implementation of these multiple tasks effectively, our business is likely to suffer.
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Implementing a facilities-based strategy is subject to technological and other uncertainties.

     The design of our network has not been widely deployed. The network may not provide the functionality that we expect. We also cannot be sure that we will be able to incorporate local dial tone capabilities into our network, and without this capability we will not be able to provide on our network all of our target customers' fixed line telecommunications services. Our ability to provide enhanced connectivity to our network and to provide local dial tone services will require the negotiation of interconnection agreements with incumbent local exchange carriers. This can take considerable time, effort and expense, and these agreements are subject to federal, state and local regulation. We may not be able to effectively negotiate necessary interconnection agreements. Also, we cannot be sure that our customers will choose to purchase any or all of their telecommunications services over our network.

We may not properly or timely deploy, operate and maintain our own network.

     Currently we are not providing any commercial services over our network. We are still deploying the initial phase of our network and we have limited experience operating and maintaining telecommunications networks. We cannot assure you that we will effectively deploy, operate or maintain our network. We may not be able to deploy our network within the time frame we expect, and once the network is deployed we may encounter unanticipated difficulties in operating and maintaining it.

Our high leverage creates financial and operating risk that could limit the growth of our business.

     We have a significant amount of indebtedness. As of March 31, 1999, we had approximately $66.9 million of total indebtedness outstanding. We expect to seek substantial additional debt financing to fund our business plan. Our high leverage could have important consequences to us, including,

 .    limiting our ability to obtain necessary financing for future working capital, capital expenditures, debt service requirements or other purposes;

 .    limiting our flexibility in planning for, or reacting to, changes in our business;

 .    placing us at a competitive disadvantage to competitors with less leverage;

 .    increasing our vulnerability in the event of a downturn in our business or the economy generally;

 .    requiring that we use a substantial portion of our cash flow from operations for the payment of principal and interest on our indebtedness and not for other purposes.

We will need to refinance our existing indebtedness and may not generate sufficient cash flow from operations to pay future indebtedness.

     We expect we will not generate sufficient cash flow from operations to repay our existing credit and vendor facilities, and it is likely that we will need to refinance this indebtedness when it comes due. Also, we cannot assure you that our business will generate sufficient cash flow from operations or that alternative sources of cash flow will be available to us in amounts sufficient to pay other future indebtedness or to fund our other needs. We will need to generate cash in the future to make scheduled payments on and refinance our indebtedness and to fund planned capital expenditures, operating losses and our other needs. Our ability to generate cash will greatly depend on:

 .    our completing the buildout of our network timely and cost-effectively;

 .    the acceptance by the market of, and the demand for, our services; and

 .    our future operating performance.

     Each of these elements may be affected by various factors that we cannot control, including industry, general economic, financial, competitive, legislative, regulatory and other factors. If we cannot generate sufficient cash flow from operations, we may need to refinance all or some of our indebtedness, sell assets, delay capital expenditures or sell additional capital stock. If we sell additional capital stock, your interest in us will be diluted. We cannot assure you that we will be able to refinance any of our indebtedness on reasonable terms, or at all. We also cannot assure you that we will be able to effect any other needed action on satisfactory terms, or at all.
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We may be unable to obtain the additional capital we will require to fund our operations and finance our growth on terms acceptable to us or at all.

     We will need significant additional capital to fund our business plan. CTC Communications has filed a registration statement for a public offering of up to 2,875,000 shares of its common stock. We cannot assure you we will successfully complete that offering. Even if we complete that stock offering, we expect to seek additional financing to further fund our business plan as soon as practicable. The timing of these efforts will depend on market conditions. We cannot assure you that additional funding will be available to us when we need it or at all. If we are unable to obtain financing when we need it, we may delay or abandon our development and expansion plans. That could have a material adverse effect on our business, results of operations and financial condition. The actual timing and amount of our capital requirements may be materially affected by various factors, including the timing and actual cost of the network, the timing and cost of our expansion into new markets, the extent of competition and pricing of telecommunications services by others in our markets, the demand by customers for our services, technological change and potential acquisitions.

Our market is highly competitive, and we may not be able to compete effectively; many of our competitors have greater resources and more experience.

     We operate in a highly competitive environment. We have no significant market share in any market in which we operate. We will face substantial and growing competition from a variety of data transport, data networking and telephony service providers. We will face competition for the provision of integrated telecommunications services as well for the individual service components that comprise our integrated services. The number of competitors able to provide integrated telecommunication services has increased as a result of regulatory changes and industry consolidation. We expect that the incumbent local exchange carriers ultimately will also be able to provide integrated services. Many of our competitors are larger and better capitalized than we are. Also, many of our competitors are incumbent providers with long standing relationships with their customers and greater name recognition.

The failure of our information systems to produce accurate and prompt billing and to process customer orders could materially adversely affect our business.

     The accurate and prompt billing of our customers is essential to our operations and future profitability. The deployment of our network will place additional demands on our information systems. We are continuing to upgrade our information systems, but we cannot assure you that our information systems will perform how we expect. Also, if our business grows as we plan, we cannot assure you that our information systems will be sufficient to provide us with accurate and efficient billing and other necessary processing capabilities. We may not identify all of our information and processing needs (including issues related to the Year 2000), and the upgrade we are implementing may encounter unexpected difficulties. We cannot assure you that our ongoing information systems upgrade will not cause disruption in our information systems or that the upgraded system will continue to provide us with the necessary functionality. Any of these could materially adversely affect our business, results of operations and financial condition.



If we do not receive timely and accurate call data records from our suppliers, our billing and collection activities could be adversely affected.

     Our billing and collection activities are dependent upon our suppliers providing us accurate call data records. If we do not receive accurate call data records in a timely manner, our business, results of operations and financial condition could be materially adversely affected. In addition, we pay our suppliers according to our calculation of the charges based upon invoices and computer tape records provided by these suppliers. Disputes may arise between us and our suppliers because these records may not always reflect current rates and volumes. If we do
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not pay disputed amounts, a supplier may consider us to be in arrears in our payments until the amount in dispute is resolved. We cannot assure you that disputes with suppliers will not arise or that such disputes will be resolved in our favor.

Our ability to serve our customers depends upon the reliability of the networks, services and equipment of third party providers.

     We only began testing our network with customers in May 1999. We depend almost entirely on facilities-based carriers for the switching and transmission of customer traffic. After we complete deploying our network, we will still rely to some extent on others for switching and transmission of customer traffic. We will also rely on others for fiber optic backbone transmission facilities, including Level 3 and NorthEast Optic Network, for our network. We cannot be sure that any third party switching or transmission facilities will be available when needed or on acceptable terms.

     Although we can exercise direct control of the customer care and support we provide, most of the services we currently offer are provided by others. These services are subject to physical damage, power loss, capacity limitations, software defects, breaches of security and other factors which may cause interruptions in service or reduced capacity for our customers. These problems, although not within our control, could adversely affect customer confidence and damage our reputation.

     We have engaged a network services integrator to design, engineer and manage the buildout of our network in our existing markets. If the network integrator is not able to perform these functions, we may experience delays or additional costs in providing services and building the network. The failure of our network equipment to operate as anticipated or the inability of equipment suppliers, including Cisco, to timely supply such equipment could materially and adversely affect our business, results of operations and financial condition.

Our operating results could be adversely affected by increases in customer attrition rates.

     We cannot assure you that our customers will continue to purchase local, long distance, data or other services from us. Because we have been operating as an integrated communications provider for a short time, our customer attrition rate is difficult to evaluate. We could lose customers as a result of national advertising campaigns, telemarketing programs and customer incentives provided by major competitors as well as for other reasons not in our control. Increases in customer attrition rates could have a material adverse effect on our business, results of operations and financial condition.

If we fail to manage our growth, our business could be impaired.

     We are pursuing a business plan that will result in rapid growth and expansion of our operations if we are successful. This rapid growth would place significant additional demands upon our current management and other resources. Our success will depend on our ability to manage our growth. To accomplish this we will have to train, motivate and manage an increasing number of employees. We will also need to continually enhance our information systems. Our failure to manage growth effectively could have a material adverse effect on our business, results of operations and financial condition.

Our success will depend on a limited number of key personnel who could be difficult to replace as well as on our ability to hire other skilled personnel.

     We believe that our continued success will depend upon the abilities and continued efforts of our management, particularly members of our senior management team. The loss of the services of any of these individuals could have a material adverse effect on our business, results of operations and financial condition. Our success will also depend upon our ability to identify, hire and retain additional highly skilled sales, service and technical personnel. Demand for qualified personnel with telecommunications experience is high and competition for their services is intense. We cannot be sure that we will be able to attract and retain the additional employees we need to implement our business strategy. Our inability to hire and retain such personnel could have a material adverse effect on our business, results of operations and financial condition.
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Changes to the regulations applicable to our business could increase our costs and limit our operations.

     We are subject to federal, state, and local regulation of our local, long distance, and data services. With the passage of the Telecommunications Act in 1996, the regulation of our services has been subject to numerous administrative proceedings at the federal and state level, litigation in federal and state courts, and legislation in federal and state legislatures. We cannot predict the outcome of the various proceedings, litigation, and legislation or whether and to what extent they may adversely affect our business or operations. We believe the current trend toward relaxed regulatory oversight and competition will benefit us. Our competitors, however, may benefit from this trend to a greater extent than we will. If that occurs, our business may be adversely affected.

Rapid technological changes in the telecommunications industry could render our services obsolete faster than we expect or could require us to spend more to develop our network than we currently anticipate.

     The telecommunications industry is subject to rapid and significant changes in technology. We cannot predict the effect that changes in technology will have on our business. Any changes could have a material adverse effect on our business, operating results and financial condition. Advances in technology could lead to more entities becoming facilities-based integrated communications providers. We believe that our long-term success will increasingly depend on our ability to offer advanced services and to anticipate or adapt to evolving industry standards. We cannot be sure that:

 .    we will be able to offer the services our customers require;

 .    our services will not be economically or technically outmoded by current or future competitive technologies;

 .    our network or our information systems will not become obsolete;

 .    we will have sufficient resources to develop or acquire new technologies or introduce new services that we need to effectively compete; or

 .    the cost of the network will decline as rapidly as the costs of our competitors' infrastructures.

We may incur significant costs and our business could suffer if our systems and network, or the systems of our suppliers and vendors, do not properly process date information after December 31, 1999.

     Currently, many computer systems and software products are coded to accept only two digit, rather than four digit, entries in the date code field. Date-sensitive software or hardware coded in this manner may not be able to distinguish a year that begins with a "20" instead of a "19," and programs that perform arithmetic operations, make comparisons or sort date fields may not yield correct results with the input of a Year 2000 date. This Year 2000 problem could cause miscalculations or system failures that could affect our operations. We cannot assure you that we have successfully identified all Year 2000 problems with our information systems and network. We also cannot assure you that we will be able to implement any necessary corrective actions in a timely manner. Our failure to successfully identify and remediate Year 2000 problems in critical systems could have a material adverse effect on our business, results of operations and financial condition. Also, if the systems of other companies that provide us services or with whom our systems interconnect are not Year 2000 compliant, our business, operating results and financial condition could be materially adversely affected. The Year 2000 issue is discussed at greater length in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

We may pursue acquisitions which would create risks to our business.

     We may pursue strategic acquisitions as we expand. We currently have no definitive agreement with respect to any acquisition. Acquisitions may increase our risks because we may:

 .    experience difficulties integrating acquired operations and personnel into our operations;
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 .    disrupt our ongoing business;

 .    divert resources and management time;

 .    be unable to maintain uniform standards, controls, procedures and policies; and

 .    enter markets or businesses in which we have little or no experience.

     We cannot assure you that we will be able to obtain any additional financing needed to finance potential acquisitions. If we do make any acquisition, the acquired business might not perform as we expected.

Our existing principal stockholders, executive officers and directors control a substantial amount of our voting shares and will be able to significantly influence any matter requiring shareholder approval.

     Our officers and directors and parties related to them will control approximately 46% of the voting power of our outstanding capital stock. Robert
J. Fabbricatore, our Chairman and Chief Executive Officer, will control approximately 26% of our outstanding voting capital stock. Therefore, the officers and directors will be able to significantly influence any matter requiring shareholder approval. In addition, Mr. Fabbricatore and some of his affiliates have agreed to vote shares they control to elect to our board up to two persons designated by the holders of a majority of our Series A preferred stock.

We may default under our credit facilities if stockholders exercise appraisal rights or if we do not consummate the holding company reorganization.

     If we consummate the reorganization, all of our stockholders will have appraisal rights under Massachusetts law. Also, CTC Communications has filed a registration statement for a public offering of up to 2,875,000 shares of its
common stock.   If any of our existing or new stockholders exercise their
appraisal rights, CTC Communications Group would be required by law to pay them in cash the appraised value of their shares. Our senior secured credit facility with Goldman Sachs and Fleet requires us to consummate the reorganization but prohibits us from making payments to stockholders who exercise appraisal rights. Our vendor facility with Cisco Capital also prohibits these payments. If any stockholders are entitled to appraisal rights after the special meeting, we may ask our lenders to waive their requirement that we consummate the reorganization or to permit us to make any required payments to stockholders. We cannot predict whether stockholders will exercise appraisal rights, the amount of any payment which could be required to be made and, on what, if any, terms we could obtain needed consents. If we default under our credit facilities, our lenders could require us to repay their loans. We cannot assure you that we will be able to refinance their loans on reasonable terms, or at all.


Fluctuations in our operating results could adversely affect the price of our common stock.

     Our annual and quarterly revenue and results may fluctuate as a result of a number of factors, including:

 .    variations in the rate of timing of customer orders,

 .    variations in our provisioning of new customer services,

 .    the speed at which we expand our network and market presence,

 .    the rate at which customers cancel services, or churn,

 .    costs of third party services purchased by us, and

 .    competitive factors, including pricing and demand for competing services.
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     Also, our revenue and results may not meet the expectations of securities analysts and our stockholders. As a result of such fluctuations or such failure to meet expectations, the price of our common stock could be materially adversely affected.

Our stock price is likely to be volatile.

     The trading price of our common stock is likely to be volatile. The stock market in general, and the market for technology and telecommunications companies in particular, has experienced extreme volatility. This volatility has often been unrelated to the operating performance of particular companies. Other factors that could cause the market price of our common stock to fluctuate substantially include:

 .    announcements of developments related to our business, or that of our competitors, our industry group or our customers;

 .    fluctuations in our results of operations;

 .    hiring or departure of key personnel;

 .    a shortfall in our results compared to analysts' expectations and changes in analysts' recommendations or projections;

 .    sales of substantial amounts of our equity securities into the marketplace;